UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934
Condor Hospitality Trust, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
20676Y403
(CUSIP Number)
Guy Lawson
McGrath North Mullin & Kratz, PC LLO
1601 Dodge Street Suite 3700
Omaha, Nebraska 68102
 402-341-3070
(Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)
March 29, 2017
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ?
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to who copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 20676Y403
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J. William Blackham
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 172,641
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 172,641
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,641
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14.		TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Condor Hospitality Trust, Inc., a Maryland corporation (the “Company”).  The principal executive offices of the Company are located at 4800 Montgomery Lane, Suite 220, Bethesda, MD 20814.

Item 5.  Interest in Securities of the Company
Item 5 is amended add the following:
The aggregate percentage of shares of common stock reported owned by Mr. Blackham is based upon 10,918,263 total number of shares of common stock outstanding following the announcement by the Company of the closing on March 29, 2017 of the public common stock offering as set forth in the Company’s prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on  March 27, 2017.  Share numbers herein reflect the Company’s 6.5-to-1 reverse split of the Company common stock on March 15, 2017.
(a)            As of the date of this report, Mr. Blackham directly beneficially owns 172,641 shares of the Company’s common stock which includes the right to acquire 66,153 shares which may be purchased pursuant to the Warrant during its term.  The 172,641 shares represent less than 5.0% of the outstanding Company common stock.
(b)            Mr. Blackham has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 172,641 shares of Company Common Stock.
(c)            Mr. Blackham purchased 71,428 shares of Company common stock for $10.40 per share on March 29, 2017 in the Company’s public offering.

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 29, 2017	By:	/s/ J. William Blackham
J. William Blackham